UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

OceanPal Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y6430L202
(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y6430L202	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 677,831*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 677,831*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,831*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 7,448,216 Common Shares stated by the Issuer as being outstanding as at October 17, 2023 in its Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2023 (the “October 2023 6-K”).

CUSIP No. Y6430L202	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 677,831*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 677,831*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,831*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 7,448,216 Common Shares stated by the Issuer as being outstanding as at October 17, 2023 in its October 2023 6-K.

CUSIP No. Y6430L202	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 677,831*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 677,831*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,831*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 7,448,216 Common Shares stated by the Issuer as being outstanding as at October 17, 2023 in its October 2023 6-K.

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on September 28, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D on October 4, 2023, Amendment No. 2 to Schedule 13D on October 6, 2023, Amendment No. 3 to Schedule 13D on October 18, 2023, Amendment No. 4 on November 6, 2023 and Amendment No. 5 on December 5, 2023 (the “Initial 13D”, and the Initial 13D as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of OceanPal Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial 13D is hereby supplemented by adding the following paragraph to the end thereof:

“From and including December 6, 2023, through and including December 13, 2023, Sphinx purchased an additional 32,592 Common Shares for a total purchase price of $69,979 including fees and expenses. The source of funds used by Sphinx to purchase the Common Shares is its working capital. Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.”

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraphs to the end thereof:

“On December 15, 2023, Sphinx, in accordance with the Amended and Restated Bylaws of the Issuer (the “Bylaws”), submitted to the Issuer formal notice of its decision (the “Notice”, and such proposal, the “Nomination Proposal”) to propose the nominations of, and to nominate, Mr. John Liveris and Mr. Georgios Kokkodis (each a “Nominee” and collectively, the “Nominees”) for election to the board of directors (the “Board”) of the Issuer as Class III directors at the Issuer’s first annual meeting of stockholders of the Issuer to occur after December 15, 2023 (including any adjournments or postponements of such annual meeting or any special meeting that may be called in lieu of such annual meeting, the “2024 Annual Meeting”).

John Liveris is a citizen of Greece and for the last approximately thirty years has been an international consultant in the energy and technology industries. Mr. Liveris was from 2014 to 2018 a member of the board of directors of Ocean Rig UDW Inc. (“Ocean Rig”), an international contractor of offshore deep water drilling services that was then-listed on the NASDAQ. While a member of the board of directors of Ocean Rig, Mr. Liveris also served as the Chairman of the Audit Committee (from 2015-2018) and Chairman of the Compensation Committee (from 2014-2017) and had been determined by the Ocean Rig board of directors to be an “audit committee financial expert” (from 2015-2018). Prior to that from 2007 to 2011, he was the Chairman of the board of directors of OceanFreight Inc., a shipping company that was then-listed on the NASDAQ, and before then, he was the Group Senior Advisor at Intracom, a leading Greek telecommunications and electronics manufacturer. Mr. Liveris studied mechanical engineering at Tufts University in Boston, Massachusetts, and completed his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC.

Georgios Kokkodis is a Greek citizen and has been an independent consultant of financial investments for the last five years. Mr. Kokkodis was a member of the DryShips Inc. board of directors from November 2017 up to October 2019. Mr. Kokkodis was a member of the board of directors and a member of the Audit, Nominating and Compensation Committes of Ocean Rig from September 2015 to November 2017. Mr. Kokkodis was a member of the board of directors of MIG Real Estate from April 2011 to September 2015. Mr. Kokkodis acted as a banking consultant to the Vancouver International Maritime Centre, Vancouver, Canada (V.I.M.C) until November 2016. From 2009 to January 2015, Mr. Kokkodis was a consultant and an independent client advisor of financial investments at BNP Paribas (Suisse) S.A. From 2003 to 2009, Mr. Kokkodis was a senior private banker and a membre de la direction at BNP Paribas (Suisse) S.A. and the head of the Greek Private Banking Desk at BNP Paribas London from 1999 to 2003. From 1998 to 1999, Mr. Kokkodis was Vice President of Private Banking at Merrill Lynch International Bank, London UK and, from 1996 to 1998, held the same position at Merrill Lynch Bank Suisse S.A. Prior to that, he was Vice President of Private Banking at Bankers Trust International PLC, London UK from 1993 to 1996. Mr. Kokkodis holds a Bachelor of Science in Aeronautical Engineering from the Imperial College of Science and Technology and a Master of Science in Aeronautical Engineering from the University of Glasgow.

Sphinx also notified the Issuer, pursuant to the Notice, of its decision to propose and to bring before the meeting the following additional stockholder proposals at the 2024 Annual Meeting: (a) an advisory non-binding proposal (the “Declassification Proposal”) that the Board be declassified prior to the first annual meeting of the Issuer to be held after the 2024 Annual Meeting, and (b) five advisory, non-binding proposals (each a “Vote of No-Confidence Proposal”) that the Issuer’s stockholders request the resignation from the Board of each of (i) Semiramis Paliou, (ii) Styliani Alexandra Sougioultzoglou, (iii) Alexios Chrysochoidis, (iv) Eleftherios Papatrifon and (v) Grigorios-Filippos Psaltis (the Declassification Proposal, all of the Vote of No-Confidence Proposals and the Nomination Proposal, collectively, the “Proposals”).

The Reporting Persons reserve the right to give notice of additional nominations or business to be made or conducted at the 2024 Annual Meeting in addition to the Proposals, and to make or conduct such additional nominations or business at the 2024 Annual Meeting, in each case, to the extent permitted by applicable law. In addition to the foregoing, the Reporting Persons reserve the right to further nominate, substitute or add additional persons as nominees for election to the Board, including in the event that (a) the Issuer purports to increase the number of directorships, (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees or any additional or substitute nominee nominated pursuant to the foregoing and/or (c) any Nominee is unable or hereafter becomes unwilling for any reason to serve as a director. Any additional nominations made are without prejudice to the position of the Reporting Persons that any attempt to change the size of the Board or disqualify any Nominee through Bylaws amendments or otherwise would constitute unlawful manipulation of the Issuer’s corporate machinery. The Reporting Persons further reserve the right to withdraw any Nominee and/or any Proposal.

The Reporting Persons currently intend to solicit proxies in favor of the election of the Nominees and the other Proposals.

The Reporting Persons may also take one or more additional actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and the Board and management team, stockholders and other persons.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated as set forth below:

“(a), (b) The Reporting Persons each may be deemed to beneficially own all of the 677,831 Common Shares (the “Subject Shares”) reported herein, which represent approximately 9.1% of Issuer’s outstanding Common Shares, based on the 7,448,216 Common Shares stated by Issuer as being outstanding as of October 17, 2023 in the Issuer’s October 2023 6-K.

Sphinx has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 677,831 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 677,831 Common Shares.

Maryport has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 677,831 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 677,831 Common Shares.

Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 677,831 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 677,831 Common Shares.

(c) Other than as described herein or on Exhibit 99.2 (as amended and restated and filed herewith), which is incorporated herein by reference, no transactions of Common Shares were effected by the Reporting Persons during the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated September 28, 2023, by and among the Reporting Persons.*

Exhibit 99.2	Trading Data

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2023	SPHINX INVESTMENT CORP.

By: Levante Services Limited

	By:	/s/ Costas Ioannou
Costas Ioannou
Director

Date: December 15, 2023	MARYPORT NAVIGATION CORP.

By: Levante Services Limited

	By:	/s/ Costas Ioannou
Costas Ioannou
Director

Date: December 15, 2023	GEORGE ECONOMOU

	By:	/s/ George Economou
George Economou